Via Facsimile and U.S. Mail
Mail Stop 4720

May 7, 2010

John C.R. Hele
Executive Vice President, Chief
Financial Officer and Treasurer
Arch Capital Group Ltd.
Wessex House
45 Reid Street
Hamilton HM 12, Bermuda

      **Re:    Arch Capital Group Ltd.**
               **Form 10-K for the Year Ended December 31, 2009**
               **Definitive Proxy Filed March 25, 2010**
               **File No. 001-16209**

Dear Mr. Hele:

      We have limited our review of your filings to those issues we have addressed in our comments.  In our comments, we ask you to provide us with information to better understand your disclosure.  Where our comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.  If you do not believe that revised disclosure is necessary, please explain the reason in your response.  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the Year Ended December 31, 2009**

Total Return on Investments, page 71

1.      You compare your pre-tax total return to the weighted average benchmark. Please include disclosure so that a reader can assess the relevancy and meaningfulness of

this comparison. Some of the salient points to consider providing in the revised disclosure to accomplish this objective include a summary of how individual investment managers' benchmarks are determined including the assumptions and other factors that enter into their determination, when you determine the individual investment managers' benchmarks, how they are used in managing the investments and, if adjusted during the year, the extent and nature of those adjustments.

Critical Accounting Policies, Estimates and Recent Accounting Pronouncements
Reserves for Losses and Loss Adjustment Expenses, page 83

2.      It appears based on your disclosure on page F-14 and throughout the filing that severity and frequency are significant assumptions in determining your reserve for losses. Please revise your disclosure to address the following:

   a.      For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
   b.      Explicitly identify and discuss key assumptions as of December 31, 2009 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

3.      In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the your key assumptions may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

**DEF 14A**

BOARD OF DIRECTORS, page 10

4.      Pursuant to Item 407(c)(2)(vi), please confirm that in your next annual report or definitive proxy statement, you will discuss whether, and if so how, the nominating committee or the board considers diversity in identifying nominees for director. If the nominating committee or the board has a policy with regard to the consideration of diversity in identifying director nominees, describe how this policy is implemented, as well as how the nominating committee or the board assesses the effectiveness of its policy.

                              *       *       *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya, Attorney Advisor at (202) 551-3495 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief
Accountant